MURAL ONCOLOGY PLC

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

November 15, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mural Oncology plc

Registration Statement on Form S-3

File No. 333-283198

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Mural Oncology plc (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-283198), so that it may become effective at 4:30 p.m. Eastern time on November 19, 2024, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.

Very truly yours,

MURAL ONCOLOGY PLC

By:	/s/ Maiken Keson-Brookes
Name: Maiken Keson-Brookes
Title: Chief Legal Officer

cc:	Stuart M. Falber, Esq.

Scott N. Lunin, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP